October 17, 2024

William J. Fehrman
Chief Executive Officer
Southwestern Electric Power Company
1 Riverside Plaza
Columbus, Ohio 43215-2373

       Re: Southwestern Electric Power Company
           SWEPCO Storm Recovery Funding LLC
           Registration Statement on Form SF-1
           Filed September 20, 2024
           File Nos. 333-282250 and 333-282250-01
Dear William J. Fehrman:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Form of Prospectus
Cautionary Statement Regarding Forward-Looking Information, page 1

1. We note your statement at the end of page 2 that you undertake no obligation to update the forward-looking statements included in your prospectus to reflect subsequent events or circumstances. Please revise to clarify that you will update this information to the extent required by law.
 October 17, 2024
Page 2
Risk Factors
Other Risks Associated with an Investment in the Storm Recovery Bonds, page 35

2. We note your disclosure here and elsewhere in the prospectus regarding conditions of issuance of additional storm recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.
SWEPCO Storm Recovery Funding LLC, the Issuing Entity
Our Managers, page 60

3. We note your disclosure that you expect to appoint Sean Emerick and Will Bleier as independent managers of the issuing entity. When these individuals have been appointed, please update your disclosure to provide their biographical information.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-4

4.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Arthur Sandel at 202-551-3262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance